1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 8, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) CLARIFICATION ANNOUNCEMENT

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") noted the reports of "Chinalco Verifies the Approval of Establishment of a Rare Earth Group and the Rare Earth Pattern in the PRC is Gradually Clear" and " 'Mixed Ownership Reform' of Chinalco Re-speeds Up: Pilot Employee Stock Ownership through Joint Venture with Private Enterprises" (the "Reports") by relevant media. The Company hereby illustrates the following facts for the Reports:

I.	OVERVIEW OF MEDIA COVERAGE

(I)

On 6 August 2014, Sina Finance published an article titled "Chinalco Verifies the Approval of Establishment of a Rare Earth Group and the Rare Earth Pattern in the PRC is Gradually Clear" ("Sina Finance"), which claims that "Today, Chinalco verified that the Ministry of Industry and Information Technology recently issued an official document confirming the scheme of establishment of a large rare earth enterprise group by Chinalco. Chinalco will stress on the integration of enterprises engaged in exploitation, smelting, separation and comprehensive utilization of rare earth in Guangxi, Jiangsu, Shandong, Sichuan and other provinces (regions) with China Rare Earth Co., Ltd. , controlled by Chinalco, as the integration subject."

(II)

on 7 August 2014, the 21st Century Business Herald published an article titled " 'Mixed Ownership Reform' of Chinalco Re-speeds Up: Pilot Employee Stock Ownership through Joint Venture with Private Enterprises" ("21st Century"), which claims that "Since the establishment of the Reform Deepening Leading Team by Chinalco in January this year, the Leading Team was led by Mr. Xiong Weipin, chairman of the board of directors,.....is currently working on the key reform tasks and reform highlights. The formulation of the road map and schedule for its overall deepening of reform is also underway...... At present, the three pilot enterprises under Chinalco engaged in advancing employee stock ownership and stock ownership held by technical backbones are Northeast Light Alloy, Henan Aluminum and Huaxi Aluminum."

2.	CLARIFICATION DECLARATION

For the above reports, the Company would like to specifically clarify that:

(1)

"Chinalco" in the reports from Sina Finance refers to Aluminum Corporation of China. "Chinalco" in the reports from 21st Century means Aluminum Corporation of China, while "Chalco" means Aluminum Corporation of China Limited. Aluminum Corporation of China is the Company's controlling shareholder.

(2)	At present, the operation scope of the Company does not involve rare earth business.

(3)

For details of related content of "In April this year, Aluminum Corporation of China Limited has already jointly contributed to the establishment of Huajin Aluminum with Hangzhou Jinjiang Group Co., Ltd." reported by 21st Century, please refer to "Announcement Regarding Proposed Construction of QingZhen Alimina Project and Establishment of Guizhou Aluminum Co., Ltd. of Aluminum Corporation of China Limited*" published by the Company on 28 June 2014.

(4)

For the statement ''The three pilot enterprises under Chinalco engaged in advancing employee stock ownership and stock ownership held by technical backbones are Northeast Light Alloy, Henan Aluminum and Huaxi Aluminum" mentioned in 21st Century, all the three pilot enterprises are the subsidiaries of Aluminum Corporation of China.

(5)

For information disclosed by the Company, announcements shall prevail. Securities Times is the media designated by the Company for information disclosure. Public investors are advised to invest rationally and be aware of risks.

Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
8 August 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Sun Zhaoxue and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary